

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 29, 2009

Via U.S. Mail and Facsimile

Sandra J. Hall
President and CEO
Eugenic Corp.
1 King Street West
Suite 1505
Toronto, Ontario
Canada, M5H 1A1
Fax: 416.364.8244

> **Re: Eugenic Corp.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed June 9, 2009**
> **File No. 0-53646**

Dear Ms. Hall:

We have reviewed your amended filing and your response letter dated June 9, 2009 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A1 filed June 9, 2009

Financial Statements

General

1.   We note that you disclose the preparation of your financial statements in accordance with U.S. GAAP would not have resulted in differences in your financial statements prepared using Canadian GAAP at page 6 of your amended Form 20-F. Please provide similar disclosures as required by Item 17(c)(2), pertaining to differences between Canadian and U.S. GAAP in your interim financial statements.

General

2.   Please assure that you include the tandy representations that appear at the end of our letter.

Property, Plants and Equipment, page 19

3.   The safe harbor contained in the Private Securities Litigation Reform Act of 1995 is not available for initial public offerings. Please revise your disclosure accordingly.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Winfrey, Petroleum Engineer at (202) 551-3704 with any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579 or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Scott Rapfogel (212.400.6901)
        Sean Donahue
        Michael Karney
        Ronald Winfrey
        Craig Arakawa
        Karl Hiller